SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

JLM Industries, Inc.

(Name of the Issuer)

JLM Industries, Inc.

JLMI Holdings, LLC

JLMI Holding Corp.

JLMI Acquisition Corp.

John L. Macdonald

Philip S. Sassower

Phoenix JLM Holdings, LLC

(Name of Person(s) Filing Statement)

Common Stock, par value $.01

(Title and Class of Securities)

46621D 10 3

(CUSIP Number of Class of Securities)

John L. Macdonald c/o JLM Industries, Inc. 8675 Hidden River Parkway Tampa, Florida 33637 (813) 632-3310	Philip S. Sassower c/o Phoenix Enterprises LLC 135 East 57th Street, 12th Floor New York, New York 10022 (212) 759-1909

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Person(s) Filing Statement)

Copies to:

J. Cary Ross, Jr. Trenam, Kemker, Scharf, Barkin, Frye, O’Neill & Mullis 2700 Bank of America Plaza 101 East Kennedy Boulevard P.O. Box 1102 Tampa, Florida 33602 (813) 223-7474	David M. Warburg, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 (212) 895-2000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S) 240.14a-1 through 240.14b-2), Regulation 14C ((S)(S) 240.14c-1 through 240.15c-101) or Rule 13e-3(c) ((S) 240-13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$8,177,890.40	$1,635.57

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): The proposed maximum aggregate value of the transaction for purposes of calculating the filing fee is $8,177,890.40. The filing fee was determined by adding (a) the product of (i) the 5,773,154 shares of Common Stock that are proposed to be retired or exchanged in the merger and (ii) the merger consideration of $1.40 to be paid with respect to each share of Common Stock outstanding immediately prior to the merger, plus (b) $95,474.80 expected to be paid upon cancellation or exchange of outstanding options (the “Total Consideration”).

**	The filing fee equals the product of .0002 multiplied by the Total Consideration.

☒	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,635.57

Form or Registration No.: Preliminary Proxy Statement on Schedule 14A

Filing Party: JLM Industries, Inc.

Date Filed: November 25, 2003

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved this transaction, (ii) passed on the merits or fairness of this transaction or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 4 is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 13e-3 thereunder and amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2003, as amended and supplement by Amendment No. 1, filed on January 27, 2004, Amendment No. 2, filed on February 12, 2004 and Amendment No. 3 filed on April 2, 2004 (the “Schedule 13E-3”) by (1) JLM Industries, Inc., a Delaware corporation (“JLM”), (2) JLMI Holdings, LLC, a Delaware limited liability company (“JLMI Holdings”), (3) JLMI Holding Corp., a Delaware corporation (“JLMI Holding Corp.”), (4) JLMI Acquisition Corp., a Delaware corporation (“JLMI Acquisition”), (5) John L. Macdonald, the current President, Chief Executive Officer and Chairman of the board of directors of JLM, (6) Philip S. Sassower, a director of JLM from June 2001 until his resignation from the board of directors on May 29, 2003, and who controls Phoenix JLM Holdings, LLC, a Delaware United Liability Company (“Phoenix”) and (7) Phoenix. This Schedule 13E-3 relates to the merger (the “Merger”) of JLM with and into JLMI Acquisition pursuant to an Agreement and Plan of Merger, dated as of October 30, 2003, by and among JLMI Holdings, JLMI Holding Corp., JLMI Acquisition and JLM (the “Merger Agreement”).

JLM previously filed a definitive proxy statement (the “Proxy Statement”) pursuant to Regulation 14A of the Exchange Act relating to the special meeting of stockholders of JLM (the “Special Meeting”) at which the stockholders of JLM considered and voted upon a proposal to approve and adopt the Merger Agreement and authorized the Merger thereby. A copy of the Proxy Statement is incorporated by reference herein as Exhibit a(3). A copy of the Merger Agreement has been filed as Annex A to the Proxy Statement.

The purpose of this Amendment No. 4 is to amend Item 15 of Amendment No. 3.

The information set forth in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Proxy Statement.

Item 15.	Additional Information.

On March 16, 2004, at the Special Meeting, the Merger Agreement was approved and adopted by the affirmative vote of the holders of a majority of the shares of Common Stock, par value $0.01 per share, of JLM (the “Shares”) outstanding on the record date pursuant to Delaware law. As required by the terms of the Merger Agreement, the Merger Agreement was also approved and adopted by the affirmative vote of those stockholders of JLM who were not affiliated with the buyer group (as that term is described in the Proxy Statement) and who appeared in person or by proxy and voted at the Special Meeting.

On March 30, 2004, JLM filed a Certificate of Merger with the Secretary of State of the State of Delaware pursuant to which JLMI Acquisition was merged with and into JLM with JLM as the surviving corporation continuing under the name “JLM Industries, Inc.” The Merger became effective on March 30, 2004, the date of filing, at which time each of the issued and outstanding Shares were canceled and converted into the right to receive $1.40 in cash, except for those Shares held by JLM, JLMI Holdings or JLMI Acquisition (including Shares contributed to JLMI Holdings by the buyer group) and Shares held by dissenting stockholders, if any, who perfected their dissenter’s rights under Delaware law. As a result of the Merger, JLM is wholly-owned by JLMI Holding Corp., which, in turn, is wholly-owned by JLMI Holdings, which is owned by John L. Macdonald and Phoenix. On March 30, 2004, immediately upon effectiveness of the Merger, JLM filed a Form 15 with the SEC to terminate JLM’s registration under Section 12(g) of the Exchange Act and to suspend all reporting requirements thereunder.

Item 16.	Exhibits.

Regulation M-A

Item 1016 (a) through (d), (f) and (g)

(a)(1)	Letter to Stockholders (1)

(a)(2)	Notice of Special Meeting of Stockholders (1)

(a)(3)	Definitive Proxy Statement (1)

(b)	None

(c)	Opinion of BB&T Capital Markets, a division of Scott & Stringfellow, Inc. (1)

(d)(1)	Secured Promissory Note dated August 26, 2002 and made by JLM on behalf of The Philip S. Sassower 1996 Charitable Remainder Annuity Trust (2)

(d)(2)	Warrant to Purchase Shares of Common Stock of JLM Industries dated August 26, 2002 issued to The Philip S. Sassower 1996 Charitable Remainder Annuity Trust (2)

(e)	None

(f)	Annex C—Section 262 of the Delaware General Corporation Law (1)

(g)	None

(h)	None

(1)	Incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed on February 12, 2004.
(2)	Incorporated herein by reference to the Annual Report of JLM Industries, Inc. on Form 10-K filed on April 15, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2004

JLM Industries, Inc.

By:	/S/ JOHN L. MACDONALD

Name:	John L. Macdonald
Title:	President

JLMI Holdings, LLC

By:	/S/ JOHN L. MACDONALD

Name:	John L. Macdonald
Title:	Manager

JLMI Holding Corp.

By:	/S/ PHILIP S. SASSOWER

Name:	Philip S. Sassower
Title:	Vice President

JLMI Acquisition Corp.

By:	/S/ PHILIP S. SASSOWER
Name:	Philip S. Sassower

Title:	Vice President

Phoenix JLM Holdings, LLC

By: SG Phoenix Ventures, LLC,
Managing Member

By:	/S/ PHILIP S. SASSOWER

Name:	Philip S. Sassower
Title:	Managing Member

/S/ JOHN L. MACDONALD

John L. Macdonald

/S/ PHILIP S. SASSOWER

Philip S. Sassower